Waterdrop Inc.

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road

Chaoyang District, Beijing 100102

People’s Republic of China

August 21, 2023

VIA EDGAR

Mr. Robert Klein

Mr. Michael Henderson

Ms. Susan Block

Ms. Madeleine Joy Mateo

Ms. Jennifer Thompson

Mr. Austin Pattan

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waterdrop Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 17, 2023

File No. 001-40376

Dear Mr. Klein, Mr. Henderson, Ms. Block, Ms. Mateo, Ms. Thompson and Mr. Pattan,

The Company has received the letter dated August 10, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 17, 2023 (the “2022 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses. The Company will provide its response to the letter no later than August 30, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

/s/ Guang Yang
Guang Yang
Vice President of Finance

cc:	Peng Shen, Chairman of the Board of Directors and Chief Executive Officer, Waterdrop Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP